Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Years Ended
	December 31,
	2009(1)(2)	2008(1)(3)		2007(1)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(89,308)	$(427,303)		$(45,091)
Fixed charges	121,673	117,602		107,534
Amortization of capitalized interest	12	11		11
	32,377	(309,689)		62,454
Subtract:
Interest capitalized	—	25		—
Distributions to noncontrolling interest holders	7,855	12,242		6,934
	7,855	12,267		6,934
Earnings	$24,522	$(321,957)		$55,520

Fixed Charges:
Interest expense	$99,212	$94,831		$95,294
Interest capitalized	—	25		—
Portion of rentals deemed to be interest	22,461	22,746		12,240
	$121,673	$117,602		$107,534

Ratio of earnings to fixed charges	0.2	(2.7	)x	0.5	x

(1)

For the years ended December 31, 2009, 2008 and 2007, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $97.2 million, $439.6 million and $52.0 million, respectively, less than fixed charges.

(2)	Loss before income taxes and minority interest includes intangible asset impairment charges of $30.0 million and restructuring charges of $10.9 million.
(3)	Loss before income taxes and minority interest includes intangible asset impairment charges of $289.5 million and restructuring charges of $11.6 million.